UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   January 15, 2010

FPIC Insurance Group, Inc.
(Exact Name of Registrant as Specified in its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-11983	**59-3359111**
(Commission file number)	(IRS Employer Identification No.)

1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204
(Address of Principal Executive Offices)
(904) 354-2482
(Registrant's Telephone Number, Including Area Code)
www.fpic.com

Not Applicable
(Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On January 15, 2010, the registrant issued a press release announcing that the Board of Directors of the registrant has declared a three-for-two stock split to be effected in the form of a 50% stock dividend consisting of authorized but unissued shares of the registrant's common stock, par value $0.10 per share. The stock dividend will be distributed on March 8, 2010 to stockholders of record as of the close of business on February 8, 2010, on the basis of one-half share of the registrant's common stock distributable for every one share of the registrant's common stock issued and outstanding. Fractional shares will be settled in cash based on the average of the high and low sale prices for the registrant's common stock reported on the Nasdaq Stock Market on the record date. The full text of the registrant' press release announcing such action is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated in this Item 8.01 by reference.

Item 9.01 Financial Statements and Exhibits

(d)   Exhibits

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Press Release dated January 15, 2010

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FPIC Insurance Group, Inc.

January 15, 2010   By: /s/ Charles Divita, III

Charles Divita, III
Chief Financial Officer

FPIC Insurance Group, Inc.
Exhibit Index to Form 8-K

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Press Release dated January 15, 2010

Exhibit 99.1

FPIC INSURANCE GROUP, INC.
ANNOUNCES 3-For-2 STOCK SPLIT

JACKSONVILLE, Fla.--(BUSINESS WIRE) – January 15, 2010 – FPIC Insurance Group, Inc. (NASDAQ: FPIC) ("FPIC") today announced that its Board of Directors has declared a three-for-two stock split of its common shares in the form of a 50 percent stock dividend payable on March 8, 2010 to shareholders of record as of the close of business on February 8, 2010. Fractional shares will be settled in cash based on the average of the high and low sale prices for FPIC common stock reported on the Nasdaq Stock Market on the record date.

"We have completed substantial share repurchases over the past several years as a result of our strong capital position. The announced stock split will meaningfully increase our outstanding shares and is consistent with our overall capital management strategy and our commitment to driving sustainable shareholder value," said John R. Byers, President and Chief Executive Officer.

About FPIC

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers.

Forward-Looking Statements

Statements in this press release that are not historical facts are forward-looking statements that reflect management's current expectations, assumptions, and estimates of future performance and economic conditions. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Information relating to factors that may impact our results and forward-looking statements are disclosed in our filings with the SEC. We disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact

FPIC Insurance Group, Inc.
Charles Divita, III
Chief Financial Officer
904-360-3611
1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204